EXHIBIT (a)(2)(B)
February 28, 2008
Dear Shareholders:
     This letter is to inform you that PT Media Nusantara Citra Tbk (“MNC”) and MNC International Ltd. (“MNC International”), an indirect wholly-owned subsidiary of MNC, are amending the offer to purchase distributed to holders of our American Depositary Shares (“ADSs,” each representing 10 ordinary shares) on February 6, 2008 and extending the tender offer to clarify that the tender offer is being made for both ADSs and ordinary shares. Pursuant to the acquisition agreement entered into by and between Linktone Ltd. (“Linktone”) and MNC on November 28, 2007 and an amendment to the acquisition agreement dated February 28, 2008 (together and as may be further amended and modified from time to time, the “acquisition agreement”), MNC International has commenced a tender offer to purchase Linktone’s outstanding ordinary shares and ADSs at a price of US$0.38 per ordinary share or US$3.80 per ADS in cash, without interest and subject to any withholding taxes required by law.
     The tender offer will be followed with a subscription and purchase in which MNC International will subscribe for, and purchase, not less than 180,000,000 and not more than 252,000,000 of our newly-issued ordinary shares at a price equivalent to the price paid for ADSs in the tender offer. MNC International will hold not less than 51% of Linktone’s shares after the tender offer and subscription and purchase are completed, regardless of whether any ADSs or ordinary shares are purchased in the tender offer.
     The tender offer is scheduled to expire at the end of Wednesday, March 26, 2008 at 12:00 midnight New York City time, unless extended in accordance with the terms of the acquisition agreement.
     The Linktone board of directors, after careful deliberation, unanimously (i) determined that the transactions contemplated by the amended acquisition agreement, including the tender offer and the subscription and purchase, are fair to and in the best interests of our company and its shareholders, (ii) approved and declared advisable the amended acquisition agreement and the transactions contemplated thereby, including the tender offer and the subscription and purchase, and (iii) recommended that the holders of Linktone ordinary shares or ADSs ACCEPT the tender offer and tender their ordinary shares or ADSs to MNC International in the tender offer.
     In arriving at its recommendation, your board of directors gave careful consideration to the interests of Linktone’s shareholders and all other factors required or permitted by applicable law. Those factors are discussed in the attached amended Solicitation/Recommendation Statement on Schedule 14D-9.

     Enclosed are MNC International’s amended offer to purchase, letters of transmittal and other related documents, which set forth the terms and conditions of the tender offer. We urge you to read carefully the amended Schedule 14D-9 and the enclosed materials in their entirety.

Very truly yours,

Michael Guangxin Li
Chief Executive Officer